EXHIBIT 12.3

IKON OFFICE SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Fiscal Year Ended September 30
	2002		2001		2000		1999		1998
Earnings
Income (loss) from continuing operations	$150,334		$14,005		$25,960		$33,836		$(83,050)
Add:
Provision for income taxes	88,866		53,791		55,873		45,555		8,863
Fixed charges	249,177		287,383		272,439		230,375		228,365

Earnings, as adjusted (A)	488,377		355,179		354,272		309,766		154,178

Fixed charges
Other interest expense including interest on capital leases	212,280		246,892		237,521		197,901		199,816
Estimated interest component of rental expense	36,897		40,491		34,918		32,474		28,549

Total fixed charges	249,177		287,383		272,439		230,375		228,365
Preferred stock dividends, as adjusted	—		—		—		—		31,798

Total fixed charges and preferred stock dividends (B)	$249,177		$287,383		$272,439		$230,375		$260,163

Ratio of earnings to fixed charges (A) divided by (B)	2.0	(1)	1.2	(2)	1.3	(3)	1.3	(4)	0.6	(5)

(1)	Excluding the effect of the reversal of restructuring charges, the ratio of earnings to fixed charges for the fiscal year ended September 30, 2002 is 1.9.

(2)
Excluding the effect of restructuring and asset impairment charges, reserve adjustments related primarily to the Company’s exit of telephony operations, gain from discontinued operations and a tax reserve adjustment related to the Company’s use of leveraged corporate owned life insurance programs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 2001 is 1.5.

(3)
Excluding the effect of the gain on sale of investment, extraordinary gain from the early extinguishment of debt, shareholder litigation insurance proceeds, restructuring and asset impairment charge, and benefit from discontinued operations, the ratio of earnings to fixed charges for the fiscal year ended September 30, 2000 is 1.6.

(4)	Excluding the effect of the asset securitization gain and the shareholder litigation settlement charge, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1999 is 1.7.

(5)	Excluding the effect of transformation costs and the loss from asset impairment, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1998 is 1.0.